United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2006

or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number: 0-31983

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Garmin International, Inc. 401(k) and Pension Plan
c/o Garmin International, Inc.
1200 East 151st Street
Olathe, KS 66062

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Garmin Ltd.
P.O. Box 30464 SMB
5th Floor, Harbour Place
103 South Church Street
George Town
Grand Cayman, Cayman Islands

A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions, which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption. Schedules of loans, fixed income obli-gations, and leases in default or uncollectible are not presented, since such loans, fixed income obligations, or leases that are required to be listed in the respective schedule are not present.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Garmin International, Inc.
401(k) and Pension Plan

We have audited the accompanying statements of net assets available for benefits of the Garmin International, Inc. 401(k) and Pension Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Kansas City, Missouri
June 28, 2007

401(k) and Pension Plan

Statements of Net Assets
Available for Benefits

	December 31
	2006	2005
Assets
Investments, at fair value	$105,943,294	$74,325,523

Receivables:
Employer contributions	969,872	-
Employee contributions	738,550	-
Total receivables	1,708,422	-
Net assets available for benefits	$107,651,716	$74,325,523

See accompanying notes.

Garmin International, Inc.
401(k) and Pension Plan

Statement of Changes in Net Assets
Available for Benefits

Year Ended December 31, 2006

Additions
Investment income:
Dividends	$4,300,156
Interest	65,063
4,365,219

Contributions:
Employee contributions	7,003,010
Employer contributions	8,497,591
Rollover contributions	1,836,211
17,336,812

Total additions	21,702,031

Deductions
Distributions to participants	(377,625)
Administrative expenses	(73,853)
(451,478)

Net appreciation in fair value of investments (Note 3)	12,075,640
Net increase	33,326,193

Net assets available for benefits at beginning of year	74,325,523
Net assets available for benefits at end of year	$107,651,716

See accompanying notes.

Garmin International, Inc.
401(k) and Pension Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

The Garmin International, Inc. 401(k) and Pension Plan (the Plan) is a contributory defined contribution plan available to full-time employees who are at least 21 years of age and have completed three months of service with Garmin International, Inc. (the Company), a wholly owned subsidiary of Garmin Ltd. Participants are permitted to enter the Plan after meeting eligibility requirements on either January 1 or July 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Eligible employees may contribute up to 50% of their annual compensation subject to Internal Revenue Code (the Code) maximum limitations. The Company matches 75% of an employee’s contributions up to 10% of the employee’s compensation. Certain other discretionary employer contributions to the Plan are at the sole discretion of the Company’s Board of Directors.

Under provisions of the Plan, participants direct the investment of their contributions into one or more of the investment accounts available.

Participants become fully vested in employer matching contributions to the Plan after five years of continuous service. The vesting percentages are as follows: 0% through one year of service, 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years of continuous service. Participants become fully vested in discretionary profit-sharing contributions after seven years of continuous service. The vesting percentages are as follows: 0% through two years of service, 10% after two years, 20% after three years, 40% after four years, 60% after five years, 80% after six years, and 100% after seven years. The non-vested portions of terminated participants’ account balances are forfeited, and such forfeitures serve to reduce future employer contributions. The Plan retained $215,139 in forfeitures at December 31, 2006, and $125,348 at December 31, 2005. Upon termination of employment or at retirement age, a participant may receive either a lump-sum amount equal to the value of the participant’s vested account balance or the Plan will purchase an annuity with the lump-sum amount.

Participants may borrow from the Plan in the form of a loan. The loan is limited to the amount the participant may borrow without the loan being treated as a taxable distribution. The loan and any outstanding loan balance may not be more than 50% of the participant’s vested account balance, not including discretionary profit-sharing contributions or merged Garmin International, Inc. Money Purchase Pension Plan (the MPP) contribution balances, or $50,000, whichever is less. The vested account provides the security for the loan, and the participant’s account may not

Garmin International, Inc.
401(k) and Pension Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

be used as security for a loan outside of the Plan. Additionally, loans must be repaid with interest within five years from the date of the loan unless the loan is used to buy the participant’s principal residence. The loan may be repaid before it is due.

Although the Company has not expressed any intent to do so, it has the right under the plan provisions to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their benefits. Additional information about the Plan and its vesting and withdrawal provisions is contained in the Summary Plan Description, Garmin International, Inc. 401(k) and Pension Plan. Copies of the Summary Plan Description are available from the plan administrator.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Plan.

Valuation of Investments

The fair value of the mutual fund investments owned by the Plan is based on quoted redemption values on the last business day of the plan year. The fair value of the investments owned by the Plan in Garmin Ltd. common stock is based on the quoted market price on the last business day of the plan year. Common trust funds are valued at the redemption price of the units as determined by the trustee, based on the current market value of the underlying assets of the fund. The Stable Value Fund invests primarily in guaranteed investment contracts which are reported at contract value. The difference between the contract value and the fair value of this fund is not material. Loans to participants are valued based on outstanding principal amounts owed on the last business day of the plan year as reported to the Plan by the trustee.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Garmin International, Inc.
401(k) and Pension Plan

Notes to Financial Statements (continued)

3. Investments

The Plan’s investments were held by T. Rowe Price Trust Company at December 31, 2006 and 2005. During 2006, the Plan’s investments (including investments bought and sold, as well as held, during the year) increased in fair value by $12,075,640, as presented in the following table:

Garmin Ltd. common stock	$7,647,312
Mutual funds	4,428,328
$12,075,640

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2006	2005
Fair value as determined by quoted market price:
Oakmark Equity and Income Fund	$8,742,197	$7,498,170
Equity Index Trust	8,125,218	-
Garmin Ltd. common stock	22,602,180	12,851,190
T. Rowe Price Equity Income Fund	7,283,640	6,501,230
T. Rowe Price Equity Index 500 Fund	-	6,290,367

4. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated February 27, 2002, stating that the form of the Plan is qualified under Section 401 of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2006-6 and Announcement 2001-77, the plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Garmin International, Inc.
401(k) and Pension Plan

Notes to Financial Statements (continued)

5. Transactions With Parties in Interest

The Company pays certain administrative costs and provides certain accounting and administrative services to the Plan for which no fees are charged.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Subsequent Events

The Plan held approximately 21% of its assets in Garmin Ltd. stock at year-end. As of May 31, 2007, the stock price for the Garmin Ltd. stock increased approximately 16% from its market price at December 31, 2006.

Garmin International, Inc.
401(k) and Pension Plan
EIN #48-1088407 Plan #001
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
December 31, 2006

	Number
	of Shares	Current
Identity of Issuer	or Units	Value
Columbia Acorn Fund	147,058	$4,369,121
Old Mutual Real Estate Fund	138,475	2,077,131
Retirement 2010 Fund	41,223	654,211
Retirement 2020 Fund	184,837	3,206,923
Retirement 2030 Fund	183,424	3,409,853
Retirement 2040 Fund	165,356	3,100,428
Oakmark Equity and Income Fund	337,797	8,742,197
Oakmark International Fund	119,194	3,033,499
Lord Abbett Mid-Cap Value Fund	58,618	1,313,050
Garmin Ltd. common stock*	406,075	22,602,180
PIMCO Total Return Fund	128,503	1,333,870
T. Rowe Price Stable Value Fund*	2,683,200	2,683,201
T. Rowe Price Mid-Cap Value Fund*	117,828	2,995,213
T. Rowe Price International Stock Fund*	219,844	3,699,975
T. Rowe Price New Income Fund*	280,713	2,503,968
T. Rowe Price Prime Reserve Fund*	4,766,965	4,766,966
T. Rowe Price Small-Cap Value Fund*	72,621	2,992,720
T. Rowe Price Science and Technology Fund*	78,870	1,653,136
T. Rowe Price Mid-Cap Growth Fund*	5,593	4,595,533
T. Rowe Price Small-Cap Stock Fund*	76,268	2,610,665
T. Rowe Price Equity Income Fund*	246,485	7,283,640
T. Rowe Price Growth Stock Fund*	155,094	4,905,629
T. Rowe Price Retirement Income Fund*	909	11,943
T. Rowe Price Equity Index Trust*	196,261	8,125,218
Vanguard Small Cap Index Fund	4,565	148,911
Vanguard Mid Cap Ind-Admiral	12,863	1,154,203
Lazard Emerging Markets Portfolio	41,853	862,174
Loans to participants, interest rates from 4.5% to
10.0%, maturities through December 14, 2035		1,107,736
		$105,943,294

*Indicates party in interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GARMIN INTERNATIONAL, INC. 401(k) AND PENSION PLAN

By:	/s/ Kevin Rauckman
Kevin Rauckman Chief Financial Officer Garmin International, Inc.

Dated: June 28, 2007